UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Viper Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

92763M105

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763M105	13D/A	Page 2 of 17

(1)	Names of Reporting Person BX SWT ML Holdco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,295,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,295,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 3 of 17

(1)	Names of Reporting Person BX Guidon Topco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,295,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,295,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 4 of 17

(1)	Names of Reporting Person Blackstone Management Associates VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,295,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,295,000

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 5 of 17

(1)	Names of Reporting Person Blackstone Energy Management Associates II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,295,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,295,000

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 6 of 17

(1)	Names of Reporting Person BMA VI L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,295,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,295,000

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 7 of 17

(1)	Names of Reporting Person Blackstone EMA II L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 10,295,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 10,295,000

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 8 of 17

(1)	Names of Reporting Person Blackstone Holdings III L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,295,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,295,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D/A	Page 9 of 17

(1)	Names of Reporting Person Blackstone Holdings III GP L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,295,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,295,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 92763M105	13D/A	Page 10 of 17

(1)	Names of Reporting Person Blackstone Holdings III GP Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,295,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,295,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 11 of 17

(1)	Names of Reporting Person Blackstone Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,295,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,295,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 92763M105	13D/A	Page 12 of 17

(1)	Names of Reporting Person Blackstone Group Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,295,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,295,000
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 92763M105	13D/A	Page 13 of 17

(1)	Names of Reporting Person Stephen A. Schwarzman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,295,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,295,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 10,295,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 13.9%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 92763M105	13D/A	Page 14 of 17

This Amendment No. 6 (“Amendment No. 6”) amends the statement on Schedule 13D filed with the Securities Exchange Commission on October 12, 2021, as amended by Amendment No. 1 filed on October 21, 2021, Amendment No. 2 filed on January 11, 2022, Amendment No. 3 filed on March 22, 2022, Amendment No. 4 filed on May 2, 2022 and Amendment No. 5 filed on October 21, 2022 (“Amendment No. 5”) (as amended, the “Schedule 13D”), with respect to the common units representing limited partnership interests (the “Common Units”) of Viper Energy Partners LP, a Delaware limited partnership (the “Issuer”) and is being filed pursuant to Section 13(d) of the Act. The principal executive offices of the Issuer are located at 500 West Texas Avenue, Suite 1200, Midland, TX 79701. Except as specifically amended by this Amendment No. 6, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of Common Units beneficially owned is based on 74,156,051 Common Units outstanding as of September 30, 2022, as reported in Exhibit 99.1 to the Issuer’s current report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on November 7, 2022.

The aggregate number and percentage of the Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BX SWT ML Holdco LLC directly holds 10,295,000 Common Units.

BX Guidon Topco LLC is the sole member of BX SWT Holdco LLC. The controlling membership interests of BX Guidon Topco LLC are held by Blackstone Management Associates VI L.L.C. and Blackstone Energy Management Associates II L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C. Blackstone EMA II L.L.C. is the sole member of Blackstone Energy Management Associates II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Units.

(c) From October 24, 2022 to November 7, 2022, Common Units held by the Reporting Persons were sold in multiple open market sale transactions as described below.

Seller	Date	Number of Common Units	Price per Common Unit
BX Guidon Topco LLC	10/24/2022	45,000	$33.0713(1)(17)
BX Guidon Topco LLC	10/25/2022	15,000	$33.0401(2)(17)
BX Guidon Topco LLC	10/26/2022	85,000	$33.6853(3)(17)
BX Guidon Topco LLC	10/27/2022	59,399	$33.6065(4)(17)
BX Guidon Topco LLC	10/27/2022	6,601	$34.1147(5)(17)
BX Guidon Topco LLC	10/28/2022	17,846	$33.1253(6)(17)
BX SWT ML Holdco LLC	10/28/2022	30,000	$33.1463(7)(17)
BX SWT ML Holdco LLC	10/31/2022	65,000	$33.4234(8)(17)
BX SWT ML Holdco LLC	11/01/2022	60,000	$33.5895(9)(17)
BX SWT ML Holdco LLC	11/02/2022	124,272	$33.7299(10)(17)
BX SWT ML Holdco LLC	11/02/2022	728	$34.2542(11)(17)
BX SWT ML Holdco LLC	11/03/2022	77,130	$33.8559(12)(17)
BX SWT ML Holdco LLC	11/03/2022	262,870	$34.3280(13)(17)
BX SWT ML Holdco LLC	11/04/2022	205,000	$34.3648(14)(17)
BX SWT ML Holdco LLC	11/07/2022	177,227	$35.4714(15)(17)
BX SWT ML Holdco LLC	11/07/2022	2,773	$35.8099(16)(17)

CUSIP No. 92763M105	13D/A	Page 15 of 17

(1)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.00 to $33.17, inclusive.
(2)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.00 to $33.10, inclusive.
(3)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.15 to $33.95, inclusive.
(4)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.02 to $33.985, inclusive.
(5)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $34.04 to $34.20, inclusive.
(6)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.01 to $33.30, inclusive.
(7)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.01 to $33.365, inclusive.
(8)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.10 to $33.675, inclusive.
(9)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.37 to $33.85, inclusive.
(10)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.25 to $34.245, inclusive.
(11)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $34.25 to $34.27, inclusive.
(12)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.25 to $34.245, inclusive.
(13)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $34.25 to $34.38, inclusive.
(14)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $33.99 to $34.69, inclusive.
(15)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $34.75 to $35.74, inclusive.
(16)	Reflects the weighted average sales price. These Common Units were sold in multiple transactions ranging from $35.75 to $35.83, inclusive.
(17)	The Reporting Persons hereby undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Common Units sold at each separate price.

Except as set forth in this Amendment No. 6, none of the Reporting Persons has effected any transaction in Common Units since the filing of Amendment No. 5.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The penultimate paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

As of November 7, 2022, the outstanding balance under the Margin Loan Agreement was approximately $128 million, and, pursuant to the Pledge Agreement, to secure borrowings under the Margin Loan Agreement, BX SWT ML Holdco LLC has pledged 10,295,000 Common Units.

CUSIP No. 92763M105	13D/A	Page 16 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: November 7, 2022

BX SWT ML Holdco LLC

By:	/s/ Gregory Perez
Name: Gregory Perez
Title: Vice President and Treasurer

BX Guidon Topco LLC

By:	/s/ Gregory Perez
Name: Gregory Perez
Title: Vice President and Treasurer

Blackstone Management Associates VI L.L.C.
By: BMA VI L.L.C., its sole member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone Energy Management Associates II L.L.C. By: Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

BMA VI L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone EMA II L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Signatory

Blackstone Holdings III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

CUSIP No. 92763M105	13D/A	Page 17 of 17

Blackstone Holdings III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Holdings III GP Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Inc.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman